UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated September 20, 2017.

Autonomous City of Buenos Aires, September 20, 2017

Messrs.

Comisión Nacional de Valores

25 de Mayo 175

Autonomous City of Buenos Aires

Ref.: Relevant Event – Irrevocable Capital Contribution

To whom it may concern,

I am pleased to inform you that, on this date, the Board of Directors of Grupo Supervielle S.A. approved an in-kind capital contribution to Tarjeta Automática S.A. consisting of 841,891,224 shares of the mutual fund Premier Inversión - Clase A, managed by Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, on account of future capital increases. The valuation of such in-kind contribution is AR$ 131,250,000 (Pesos one hundred thirty-one million two hundred and fifty thousand), according to the quotation informed by the Argentine Chamber of Mutual Funds (www.fondosargentina.org.ar) at the closing of September 19, 2017.

Without further ado, we greet you respectfully.

_______________________

Alejandra G. Naughton

Responsible for Market Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 20, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer